SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 9 2005
183
WASH, D.C.

05059503

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115

PROCESSED
JUL 0 1 2005
THOMSON
FINANCIAL

EXHIBIT INDEX APPEARS ON PAGE 15

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2004 and 2003

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2004 are included herewith:

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
June 24, 2005

A Member Practice of Ernst & Young Global

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2004					December 31, 2003				
	Non-Participant Directed	Participant Directed				Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$1,044,630,623				$1,044,630,623	$ 833,114,359				$ 833,114,359
The Sherwin-Williams Company preferred stock				$ 171,818,658	171,818,658				$ 284,656,528	284,656,528
Mutual funds		$ 107,412,184			107,412,184		$ 75,669,081			75,669,081
Common/collective trust funds		7,786,668			7,786,668		6,303,108			6,303,108
Participant loans receivable			$ 26,813,566		26,813,566			$ 23,352,964		23,352,964
Interest-bearing cash	10,804,733	2,430,261			13,234,994	10,128,712	2,374,669			12,503,381
	1,055,435,356	117,629,113	26,813,566	171,818,658	1,371,696,693	843,243,071	84,346,858	23,352,964	284,656,528	1,235,599,421
Net pending sales	9,254				9,254	1,426,962				1,426,962
Note payable to The Sherwin-Williams Company				(171,818,658)	(171,818,658)				(284,656,528)	(284,656,528)
Net assets available for benefits	$1,055,444,610	$ 117,629,113	$ 26,813,566	$ -	$1,199,887,289	$ 844,670,033	$ 84,346,858	$ 23,352,964	$ -	$ 952,369,855

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year ended December 31, 2004				
	Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends on Diversified Investments and Loans		$ 2,953,682	$ 1,407,064		$ 4,360,746
Dividends on The Sherwin-Williams Company common stock	$ 12,461,938				12,461,938
Dividends on The Sherwin-Williams Company preferred stock				$ 8,910,103	8,910,103
Contribution from participants	8,860,759	4,188,959	137,543	35,829,049	49,016,310
Contribution from The Sherwin-Williams Company	8,018,490			27,708,578	35,727,068
Forgiveness of unpaid interest on note payable				1,703,375	1,703,375
Transfers from unallocated to participants	52,029,351	11,508,276		(63,537,627)	
	81,370,538	18,650,917	1,544,607	10,613,478	112,179,540
Decreases in net assets available for benefits:					
Benefits paid directly to participants	81,052,599	11,545,204	1,718,512		94,316,315
Interest expense on note payable				10,613,478	10,613,478
Fees	161,397	26,706			188,103
	81,213,996	11,571,910	1,718,512	10,613,478	105,117,896
Net realized and unrealized appreciation in fair value of investments	234,193,711	6,262,079			240,455,790
Participant directed transfers, net	(23,575,676)	19,941,169	3,634,507		
Net increase	210,774,577	33,282,255	3,460,602	-	247,517,434
Net assets available for benefits:					
Beginning of year	844,670,033	84,346,858	23,352,964	-	952,369,855
End of year	$ 1,055,444,610	$ 117,629,113	$ 26,813,566	$ -	$ 1,199,887,289

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2004 and 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company), purchased by Fidelity Investments® (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds):

Fidelity Diversified International Fund
Fidelity Freedom 2000 Fund®
Fidelity Freedom 2005 Fund℠
Fidelity Freedom 2010 Fund®
Fidelity Freedom 2015 Fund℠
Fidelity Freedom 2020 Fund®
Fidelity Freedom 2025 Fund℠
Fidelity Freedom 2030 Fund®
Fidelity Freedom 2035 Fund℠
Fidelity Freedom 2040 Fund®
Fidelity Freedom Income Fund®
Fidelity Institutional Short-Intermediate Government Fund
Fidelity Managed Income Portfolio II
Fidelity Mid-Cap Stock Fund
Fidelity Retirement Government Money Market Portfolio
Fidelity U.S. Bond Index Fund
Fidelity® Contrafund®
Fidelity® Equity-Income Fund
Fidelity® Inflation-Protected Bond Fund
Fidelity® Low-Priced Stock Fund
Fidelity® Magellan® Fund
Fidelity® Puritan® Fund
Lord Abbett Small-Cap Value Fund Y
Managers Special Equity Fund
Mutual Shares CL Z
Pimco Low Duration Fund (Institutional Class)
Spartan® U.S. Equity Index Fund
The Growth Fund of America®

For certain periods during the year, an unallocated suspense account held shares of preferred stock of the Company until compensation expense related to Plan contributions of Company common stock was earned at which time shares of preferred stock of the Company were redeemed for cash to be used to purchase common stock of the Company on the open market that was credited to eligible employees' accounts.

Investments are stated at fair value. Participant loans receivable are valued at their cost plus accrued interest which approximates fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices. The common/collective trust funds are stated at fair value as determined by the trustee. The investment in the convertible participating serial preferred stock is recorded at fair value, which is the Plan's best estimate of fair value based on the conversion and/or redemption transactions involving the convertible participating serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES—CONTINUED

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and, (c) is employed in the United States or is a United States citizen if not employed therein.

Eligible employees hired by the Company have the option of participating in the Plan. Each eligible employee can contribute up to 20% of his salary subject to limitations imposed by law. An eligible employee may invest up to 100% of such eligible employee's future salary reduction (401(k) contributions) in all available investment options. The Company matches eligible employee's contributions 100% up to 6% of each eligible employee's salary reduction contribution beginning the quarter following the eligible employee's one-year anniversary with the Company. All Company contributions are ultimately invested in the Company Stock Fund. Members are 100% vested in Company contributions. On December 31, 2004, the Plan was amended to allow participation by eligible part-time salaried employees.

NOTE B—DESCRIPTION OF THE PLAN—CONTINUED

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees who attain the age of 55 and ten years of Plan participation are allowed to diversify specified amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Funds (Diversification Option).

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through monthly payroll deductions and credited to the eligible employee's account.

Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for disclosure purposes. All investments in Diversified Investments are participant directed.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to a eligible employee's Company contribution account. Withdrawals from a eligible employee's Company contribution account for Company contributions made before January 1, 2002 are not permitted until the member completes five years of vesting service. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employee's accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

NOTE B—DESCRIPTION OF THE PLAN—CONTINUED

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible employee's salary reduction account upon attainment of age 591/2. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee and to finance the purchase (excluding mortgage payments) of a principal residence.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 27, 2003, the Company issued 350,000 shares of convertible participating serial preferred stock (Preferred Stock), no par value with cumulative quarterly dividends of $10.00 per share for $350,000,000 to the Plan. The Plan financed the acquisition of the Preferred Stock by borrowing $350,000,000 from the Company at the rate of 4.5 percent per annum (see Note F). The Preferred Stock and the note payable to the Company are held by GreatBanc Trust Company. The Preferred Stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock of the Company. Each share of Preferred Stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Preferred Stock and the holders of the Company's common stock, held in the Plan, generally vote together as one class. The Preferred Stock is pledged as collateral on the note payable to the Company. Shares of the Preferred Stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common stock of the Company on the open market that becomes part of the Company Stock Fund which is then credited to eligible employees' accounts. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 112,838 shares of Preferred Stock for cash in 2004. The Plan held 171,819 and 284,657 shares of Preferred Stock at December 31, 2004 and 2003, respectively.

Eligible employees may elect to have dividends paid on Company stock that is released from the suspense account either paid in cash or reinvested in the Plan. Generally, the amount subject to this election is the eligible employee's Salary Reduction Contribution for the preceding pay period plus the Company contribution attributable thereto. The election can only be made once per Plan Year and only when the Plan is actively leveraged.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE C—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTE E—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds, fees relating to participant loan activity are borne by the eligible employees and all other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by Fidelity and, therefore, qualify as party-in-interest transactions.

NOTE F—NOTE PAYABLE TO THE SHERWIN-WILLIAMS COMPANY

As discussed in Note B, the Plan issued a $350,000,000 note due August 27, 2013 (Note) to the Company in connection with the purchase of the Preferred Stock. Principal payments of $8,750,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 4.5 percent per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the Note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Preferred Stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Preferred Stock. For the year ended December 31, 2004 principal on the Note was reduced by $112,837,870 as a result of Plan contributions for the year.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE G—SUBSEQUENT EVENT

On January 1, 2005, the Plan was amended to automatically enroll eligible new hires with employee contributions established at 2% of pre-tax earnings. Prior to the time the automatic elections take effect, new hires may change the pre-selected enrollment option or choose not to participate in the Plan. If new hires choose not to change the automatic enrollment employee contribution level of 2%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6% through the automatic increase function.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2004

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
*, # The Sherwin-Williams Company	$ 517,824,083	$ 1,044,630,623
Preferred Stock (unallocated):		
*, # The Sherwin-Williams Company	171,818,658	171,818,658
Mutual Funds:		
* Fidelity Institutional Short-Intermediate Government Fund	21,469,066	21,930,512
* Fidelity® Low-Priced Stock Fund	9,288,113	11,594,148
* Fidelity® Equity-Income Fund	7,623,256	8,389,501
* Fidelity® Contrafund®	6,927,952	8,025,939
* Spartan® U.S. Equity Index Fund	6,151,049	6,992,716
* Fidelity Mid-Cap Stock Fund	5,113,126	5,900,099
* Fidelity Diversified International Fund	4,080,114	5,058,698
* Fidelity Freedom 2020 Fund®	4,344,374	4,907,621
* Fidelity Freedom 2010 Fund®	4,372,241	4,724,122
Mutual Shares CL Z	4,271,232	4,642,343
* Fidelity Freedom 2030 Fund®	3,482,698	4,011,913
* Fidelity® Magellan® Fund	3,524,399	3,889,674
* Fidelity® Puritan® Fund	3,719,456	3,874,328
* Fidelity U.S. Bond Index Fund	3,284,473	3,285,717
Managers Special Equity Fund	2,085,851	2,586,184
* Fidelity Freedom 2040 Fund®	1,829,675	2,096,423
Pimco Low Duration Fund (Institutional Class)	1,642,198	1,634,600
* Fidelity® Inflation-Protected Bond Fund	665,354	677,425
* Fidelity Freedom 2000 Fund®	592,093	614,275
* Fidelity Freedom Income Fund®	576,671	590,128
Lord Abbett Small-Cap Value Fund Y	579,248	583,698
* Fidelity Freedom 2015 FundSM	470,706	494,067
The Growth Fund of America®	259,469	275,411
* Fidelity Freedom 2035 FundSM	210,832	225,775
* Fidelity Freedom 2005 FundSM	199,668	209,672
* Fidelity Freedom 2025 FundSM	186,338	197,195
Common / Collective Trust Funds:		
* Fidelity Managed Income Portfolio II	7,786,668	7,786,668
Other:		
* Fidelity Retirement Government Money Market Portfolio	2,430,261	2,430,261
Interest-Bearing Cash	10,804,733	10,804,733
* Participant Loans Receivable, with interest rates ranges of 5.0% to 11.5%		26,813,566
	$ 807,614,055	$ 1,371,696,693

* Represents a Party-in-Interest.

\# Represents 5% of fair value of net assets available for benefits

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE AT TRANSACTION DATE	NET GAIN OR (LOSS)
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 172,339,202		$ 118,833,891	$ 172,339,202	$ 53,505,311
	Purchases	$ 95,315,913			95,315,913	95,315,913	
GreatBanc Trust Company	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		112,837,870		112,837,870	112,837,870	-

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

D. J. Gauntner, Secretary of the Administrative
Committee of the Plan

June 24, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Registered Public Accounting Firm	16

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 21, 2005, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Cleveland, Ohio
June 24, 2005